ALTONA RESOURCES INC.
3414 Pino Circle
Las Vegas, Nevada  89121
(702) 738-8614

August 10, 2012

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	Altona Resources Inc.
Form S-1 Registration Statement
Registration No. 333-181872

Dear Mr. Schwall:

Pursuant to the provisions of Rule 461 of Regulation C of the Securities Act of 1933, as amended, Starflick.com (the “Company”) requests acceleration of the effective date of its Form S-1 Registration Statement to Monday, August 13, 2012, at 4:00 pm, EDT, or as soon thereafter as practicable.

Please be advised that the Company has not distributed any preliminary prospectus and the Company is in compliance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

Further, no other documents, reports or memoranda have been prepared for external use by the Company.

The Company acknowledges that:

*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,

*
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
RE:	Altona Resources Inc.
Form S-1 Registration Statement
Registration No. 333-181872
August 10, 2012
Page 2

The undersigned is aware of its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed transaction specified in the above captioned registration statement.

Thank you for your cooperation.

ALTONA RESOURCES INC.
(the “Registrant”)

BY:	BARRY UNDERHILL
Barry Underhill
President, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Treasurer and a member of the Board of Directors cc: Conrad C. Lysiak